AB 12/06


10032688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC Mail Processing
RECEIVED
NOV 26 2010
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Centre Parkway, Suite 100
(No. and Street)

Little Rock (City) AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501 219 2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, Alex R. Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, L.P.

Signature

President

Title

Rebecca J. Gaston

Notary Public


REBECCA J. GASTON
MY COMMISSION # 12365800
EXPIRES: June 6, 2018
Pulaski County
NOTARY PUBLIC
STATE OF ARKANSAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2010 AND 2009

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc., as of September 30, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

November 18, 2010

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2010 AND 2009

ASSETS

	2010	2009
Cash - checking	$ 87,312	$ 7,180
- money market	213,649	456,143
Commissions receivable	116,569	93,328
Stockholder receivable	5,580	-
Income taxes refundable	6,162	-
Prepaid taxes	2,468	8,248
Prepaid expenses	12,384	7,052
Deferred tax asset	7,077	24,422
Property and equipment, net	128,802	135,892
Investment in marketable securities, at fair value	203,688	14,027
	$ 783,691	$ 746,292

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Liabilities:		
Accounts payable - trade	$ 16,632	$ 8,797
Commissions and wages payable	32,387	47,099
Income taxes payable	2,246	-
Total liabilities	51,265	55,896
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	336,259	344,986
Accumulated other comprehensive gain (loss)	401	(50,356)
Total stockholder's equity	732,426	690,396
	$ 783,691	$ 746,292

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009
Revenues:		
Commissions	$ 2,357,270	$ 2,103,567
Rebates from clearing broker	61,484	22,201
Interest	89,671	96,877
Realized (loss) gain on sale of marketable securities	(65,755)	482,147
	2,442,670	2,704,792
Operating expenses:		
Employee compensation and benefits	1,899,325	2,095,181
Travel, meals and entertainment	207,072	217,909
Consulting fees	10,500	37,750
Clearing broker fees and computer rental	80,000	114,532
Rent expense	82,523	62,250
Error account expense	320	5,542
Depreciation	19,572	10,726
Telephone	29,727	30,870
Regulatory fees	18,164	18,255
Office expense	34,401	41,988
Subscriptions	35,226	34,910
Advertising	343	330
Insurance	6,816	9,106
Professional fees	18,822	11,800
Postage and shipping	6,152	5,008
Taxes, licenses and permits	5,290	6,471
Miscellaneous expenses	539	1,796
Contributions	200	700
Total operating expenses	2,454,992	2,705,124
Loss before taxes	(12,322)	(332)
Income tax (benefit) expense	(3,595)	4,910
Net loss	$ (8,727)	$ (5,242)

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	Retained earnings	Accumulated other comprehensive income (loss)	Total comprehensive gain (loss)
Balance - October 1, 2008	$ 350,228	$ (14,286)	
Comprehensive loss:			
Net loss	(5,242)	-	$ (5,242)
Unrealized holding losses arising during the year, net of tax of $22,624	-	(36,070)	(36,070)
Total comprehensive loss	-	-	$ (41,312)
Balance - September 30, 2009	344,986	(50,356)	
Comprehensive loss:			
Net loss	(8,727)	-	$ (8,727)
Unrealized holding gains arising during the year, net of tax of $180	-	401	401
Plus: adjustment for realized losses recognized during the year, net of tax of $22,622	-	50,356	50,356
Total comprehensive gain	-	-	$ 42,030
Balance - September 30, 2010	$ 336,259	$ 401	

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (8,727)	$ (5,242)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	19,572	10,726
Loss (gain) on sale of securities	65,755	(482,147)
Changes in assets and liabilites:		
Commissions receivable	(23,241)	109,323
Stockholder receivable	(5,580)	-
Income taxes prepaid & refundable	(382)	(5,232)
Prepaid expenses	(5,332)	606
Accounts payable – trade	7,835	(22,936)
Commissions and wages payable	(14,712)	(27,241)
Income taxes payable	2,246	-
Deferred tax asset	(5,459)	4,910
Net cash provided by (used in) operating activities	31,975	(417,233)
Cash flows from investing activities:		
Purchase of property and equipment	(12,482)	-
Purchases of securities	(203,105)	(676,320)
Proceeds from sales of securities	21,250	1,158,747
Net cash (used in) provided by investing activities	(194,337)	482,427
Net change in cash	(162,362)	65,194
Cash – beginning of year	463,323	398,129
Cash – end of year	$ 300,961	$ 463,323

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Concentrations of credit risk – cash

Periodically throughout the year, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk – commissions

Approximately 49% of commissions for 2010 and 26% for 2009 were from one customer.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Property and equipment consists of the following:

	Estimated useful life	2010	2009
Vehicles	7 - 10	$ 163,578	$ 163,578
Furniture and equipment	5 - 7	192,699	180,217
Leasehold improvements	15 - 39	25,469	25,469
		381,746	369,264
Accumulated depreciation		(252,944)	(233,372)
Net property and equipment		$ 128,802	$ 135,892

Depreciation is determined by the straight-line method. Depreciation expense was $19,572 in 2010 and $10,726 in 2009.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Income taxes (continued)

In accordance with the Accounting for Income Taxes Topic of the Accounting Standards Codification (ASC), the Company will recognize, if any, accrued interest and penalties associated with uncertain tax positions as part of operating expense. The past three years of tax returns, along with the current year return, are subject to potential examination by taxing authorities.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

There were no cash payments for income taxes in 2010. Cash payments for income taxes in 2009 totaled $5,232.

Subsequent events

The Subsequent Events Topic of the ASC establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has evaluated all subsequent events for potential recognition and disclosure through November 18, 2010, the date these financial statements were available to be issued.

Note 2: Net capital requirements

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2010, the Company's net capital was $512,474 and aggregate indebtedness was .10 to 1 (10%) of net capital.

Note 3: Marketable securities

Cost and fair value of marketable securities at September 30, 2010, follows:

	Amortized Cost	Unrealized Gains	Fair Value
Available-for-sale:			
Equity securities	$ 203,107	$ 581	$ 203,688

Proceeds from 2010 sales of marketable securities totaled $21,250 and realized losses were $65,755.

Cost and fair value of marketable securities at September 30, 2009, follows:

	Amortized Cost	Unrealized Losses	Fair Value
Available-for-sale:			
Equity securities	$ 87,005	$ (72,978)	$ 14,027

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3: Marketable securities (continued)

Proceeds from 2009 sales of marketable securities totaled $1,158,747 and realized gains were $482,147.

A summary of changes in net unrealized gain (loss) follows:

	2010	2009
Beginning net unrealized loss	$ (72,978)	$ (20,703)
Reclassification adjustment for securities sold:		
Net unrealized loss	72,978	-
Current year unrealized gain (loss) on securities	581	(52,275)
Ending net unrealized gain (loss)	$ 581	$ (72,978)

The reclassification adjustment for securities sold and the current year unrealized gain (loss) on securities is reported as an adjustment to other comprehensive income, net of tax. The ending net unrealized gain (loss) is reported as "accumulated other comprehensive gain (loss)," net of tax, as a separate component of stockholder's equity.

Note 4: Fair value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. They also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Following are the three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company's two financial assets, cash and marketable securities, are measured as a Level 1 input. At September 30, 2010 and 2009 cash balances, which are reflected at the stated value, totaled $300,961 and $463,323, respectively. At September 31, 2010 and 2009 marketable securities, which are reflected at quoted market prices, totaled $203,688 and $14,027, respectively. The Company did not have any financial liabilities required to be reported at fair value.

Note 5: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6: Other comprehensive loss

The Company is required to report comprehensive income or loss in addition to net income or loss from operations. Comprehensive income or loss is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income or loss.

The Company had net unrealized gains on marketable securities of $581 at September 30, 2010, and net unrealized losses on marketable securities of $72,978 at September 30, 2009.

Note 7: Income taxes

Income tax (benefit) expense is composed of the following:

	2010	2009
Current expense:		
Federal	$ 1,864	$ -
State	-	-
	1,864	-
Deferred income tax (benefit) expense	(5,459)	4,910
Income tax (benefit) expense	$ (3,595)	$ 4,910

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates, nondeductible losses and expenses and state income taxes.

Deferred tax assets at September 30, consist of the following:

	2010	2009
Deferred tax assets:		
Reserves and accruals	$ 1,472	$ 1,798
Capital loss carryovers	5,785	-
Unrealized (gains) losses on securities	(180)	22,624
Net deferred tax asset	$ 7,077	$ 24,422

The Company has a federal capital loss carryforward of approximately $25,000 that expires in 2015 and a state net operating loss carryforward of approximately $10,000 that expires in 2015.

Note 8: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 9: Operating leases

The Company leases office space under a one year operating lease. Future minimum lease payments at September 30, 2010 are $26,427.

Rent expense was $95,980 for 2010 and $106,205 for 2009.

The Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2011 and calls for monthly minimum payments of $5,500.

Minimum lease payments at September 30, 2010 are as follows:

2011	$ 66,000
2012	16,500
	$ 82,500

Aircraft lease expense was $66,000 for 2010 and $132,000 for 2009, which is included in travel, meals and entertainment.

Note 10: Related party transactions

Included in commissions income for 2010 and 2009 are commissions received from Key Colony Fund, L.P. of approximately $1,200,000 and $690,000, respectively. The fund is related to the Company through common management.

Note 11: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2010 and 2009 the Company contributed $8,296 and $8,302, respectively, to the SIMPLE Plan.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2010, in accordance with Standards of the Public Company Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessary identify all deficiencies in internal control that might be material weaknesses. We identified one deficiency in internal control that we consider to be a material weakness, as defined above. The material weakness identified was a lack of segregation of duties. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended September 30, 2010, and this report does not affect our report thereon dated November 18, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisne & Co. LLP

November 18, 2010


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2010, and for the fiscal year then ended, and have issued our report thereon dated November 18, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

November 18, 2010

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2010

Net capital:		
Total stockholder's equity		$ 732,426
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		732,426
Less nonallowable assets and deductions:		
Related party receivable		5,580
Property and equipment, less accumulated depreciation		128,802
Prepaid expenses and income taxes refundable		28,091
Net capital before haircuts on securities positions		569,953
Haircuts on securities		(57,479)
Net capital		$ 512,474
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 51,265
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 3,419
Minimum net capital required		$ 100,000
Excess net capital ($512,474 - $100,000)		$ 412,474
Percentage of aggregate indebtedness to net capital	$ 51,265 / $ 512,474	10.00%

No material differences existed at September 30, 2010, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.